GenTech Holdings, Inc.

August 19, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	GenTech Holdings, Inc.

Offering Statement on Form 1-A

Post Qualification Amendment

Filed July 31, 2020

File No. 024-11055

Ladies and Gentlemen:

Gentech Holdings, Inc. (the “Company”), is filing with the Securities and Exchange Commission (the “Commission”), Post Qualification Amendment No. 4 to the Offering Statement on Form 1-A (“Amendment No. 4”) relating to the issuance by the Company of up to 14,545,454 of shares of Common Stock.

This letter also sets forth the Company's responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff's letter dated August 13, 2020 and oral communications regarding your review of the Offering Statement on Form 1-A, which was filed with the Commission on July 31, 2020 and July 17, 2020.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No.

Post-Offering Statement on Form 1-A

General

1.	Revise to include an introductory paragraph to your pro forma financial statements with a description of the transaction, including consideration transferred. Also, pro forma adjustments should be referenced to notes that clearly explain the adjustments involved if not otherwise clearly evident. Refer to Part F/S(b)(7)(iii) of Regulation A and Article 11-02(b) of Regulation S-X.

We have added an introductory paragraph to the pro forma financial statements as well as appropriate footnotes.

2.	We note your revised disclosure that you only have 10 billion shares authorized and do not have enough authorized shares to sell the maximum amount of your offering. Please revise to provide a bona fide estimate of the amount of shares that you will be offering. Refer to Rule 253 under Regulation A.

Although we agree that we currently do not have sufficient authorized shares to fulfill the entire offering, we believe that our CEO, David Lovatt, having, at all times, 80% of the total voting rights required to increase the number of authorized shares, there is nothing preventing the Company from taking such steps to increase the number of authorized shares sufficient to fulfill the underlying offering. We have, however, disclosed that our ability to accept funds pursuant to the underlying offering may be delayed. We anticipate that in the event that our offering is successful initially and approaches the limits of our authorized shares, our CEO will take pro-active steps to prevent any such delays. In the event that the Company does increase the number of authorized shares, the Company will file a supplemental filing.

3.	Please file a legality opinion for GenTech Holdings, Inc. We note that the legality opinion that was filed relates to DNA Dynamics, Inc. Ensure that the opinion covers all the shares that are being offered.

Counsel has provided an updated opinion regarding the amended offering statement.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ David Lovatt
David Lovatt, CEO
GenTech Holdings, Inc.

cc: William Eilers, Esq.

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